Exhibit 99.1

News Release dated November 30, 2020, Suncor Energy announces 2021 production outlook and capital allocation

FOR IMMEDIATE RELEASE

Suncor Energy announces 2021 production outlook and capital allocation

Unless otherwise noted, all financial figures are in Canadian dollars.

Calgary, Alberta (November 30, 2020) - Suncor released its 2021 corporate guidance today which reflects its capital allocation framework and includes:

•	average upstream production of 740,000 to 780,000 barrels of oil equivalent per day (boe/d);

•	expected debt repayment in 2021 of between $500 million and $1.0 billion;

•	a capital program of between $3.8 and $4.5 billion (sustaining capital of $2.9 to $3.4 billion which includes In Situ well pads); and

•	$500 million share repurchase program for the fiscal year 2021.

“The decisions we made this year give us the ability to strengthen the balance sheet, increase shareholder returns, and invest in our business to grow future free funds flow,” said Mark Little, president and chief executive officer. “As we look to 2021, with a focus on the safe and reliable operation of our assets and disciplined cost management, we’re well-positioned to make significant progress in all of these important areas.”

Suncor’s debt levels remain reasonable at current strip pricing given the progress we have made to date in resetting the cost and capital structure of the business. However, Suncor remains firmly committed to reducing absolute debt levels consistent with its capital allocation framework as consumer demand, refining margins, and commodity prices improve. As these are expected to continue to recover in 2021, increased funds from operation and the reversal of the 2020 working capital build from the expected receipt of the cash tax recovery in late 2021 will allow the repayment of between $500 million and $1.0 billion of debt in 2021.

CAPITAL GUIDANCE

Suncor's 2021 capital program is largely focused on sustaining capital ($2.9 – $3.4 billion which includes In Situ well pads) given the major planned maintenance programs in Oil Sands upgrading operations, Syncrude and Downstream refineries. These investments are critical to ensure continued safe, reliable and efficient operations. Despite the increased level of maintenance across the asset base in 2021, including the five-year planned maintenance turnaround at Base Plant Upgrader 2 and planned maintenance at the largest Syncrude coker, our sustaining capital is below the midpoint of $2.75 to $3.75 billion targeted sustaining capital range. This reflects the cost reduction actions taken in 2020.

Approximately $250 million of the 2021 capital program is allocated towards free funds flow growth projects across the business excluding the Cogeneration Facility at Base Plant (Cogen) to replace the existing coke fired boilers. A final decision on re-starting the construction of the Cogen will be made in 2021. As demonstrated in 2020, Suncor’s 2021 capital guidance range will remain flexible and agile depending on commodity prices and accommodates the potential restart of the Cogeneration Facility.

Capital Expenditures (C$ millions) (1)
	2021 Full Year Outlook November 30, 2020	% Economic Capital (2)
Upstream	2,900 – 3,400	30%
Downstream	700 – 800	10%
Corporate	200 – 300	60%
Total	3,800 – 4,500	30%

(1)	Capital expenditures exclude capitalized interest of approximately $120 million.
(2)	The balance of capital expenditures represents Asset Sustainment and Maintenance capital expenditures. For definitions of Economic Investment and Asset Sustainment and Maintenance capital expenditures, see the Capital Investment Update section of Suncor’s Management’s Discussion and Analysis dated October 28, 2020 (the MD&A).

PRODUCTION & OPERATING COST GUIDANCE

Suncor’s average expected upstream production of 740,000 to 780,000 boe/d represents a year over year production increase of approximately 10% compared to the midpoint guidance range of 2020. Suncor's Oil Sands operations cash operating costs(1) per barrel are expected to reduce by 8% to $26.00 - $28.50 when compared to the 2020 guidance midpoint. These costs include the impact of the five-year major planned maintenance turnaround at Base Plant Upgrader 2. The turnaround activities will begin in the second quarter of 2021. A portion of the reduced synthetic crude oil volumes will be offset by increasing bitumen sales and optimizing the value of the interconnecting pipelines between our Base Plant and Syncrude.

The Fort Hills expected production of 65,000 to 85,000 barrels per day (bbls/d), net to Suncor, represents a 20% increase when compared to the midpoint guidance range in 2020. The increased Fort Hills production is grounded in long-term value creation ensuring a disciplined focus on costs by maintaining the operating and capital costs savings achieved in 2020. Suncor will operate Fort Hills with structurally lower costs and continue to work with the joint venture partners on a plan to operate the asset at nameplate post 2021. Through the emphasis on cost reduction and maximizing cash flow of each barrel, Fort Hills cash operating costs(1) per barrel are anticipated to be reduced by approximately 20% to $25.00 - $29.00 when compared to the 2020 guidance midpoint.

As announced on Nov. 23, the Syncrude joint venture owners have reached an agreement in principle for Suncor to take over operatorship of the Syncrude asset by the end of 2021. The commissioning of the interconnecting pipelines between our Base Plant and Syncrude is near completion. The pipelines are expected to enter into operation in December. These important milestones are expected to enable further improved operational performance and drive down the overall joint venture cost structure. Syncrude expected production includes the impact of planned maintenance of the largest coker unit (150,000 bbls/d) which is expected to begin in the second quarter of 2021. Syncrude cash operating costs(1) per barrel are expected to reduce by 6% to $32.00 - $35.00 when compared to the 2020 guidance midpoint.

No production volumes or capital commitments associated with Terra Nova or West White Rose are currently forecast for 2021. Suncor and its partners have deferred these projects until an economically viable way forward can be agreed upon with all stakeholders.

The downstream utilization guidance is expected to improve by approximately 6% in 2021 to 93% at the midpoint, consistent with historic levels. Consumer demand in 2021 is expected to continue to increase from the lows reached in the second quarter of 2020 as a result of COVID 19 restrictions.

(1) Non-GAAP financial measures. See the Non-GAAP Financial Measures section of this news release.

2021 Full Year Outlook November 30, 2020
Suncor Total Production (boe/d)	740,000 - 780,000 (1)
Oil Sands Operations (bbls/d)	410,000 - 445,000 (2)
Fort Hills (bbls/d) Suncor working interest of 54.11%	65,000 – 85,000
Syncrude (bbls/d) Suncor working interest of 58.74%	170,000 - 185,000
Exploration & Production (boe/d)	80,000 - 95,000 (1)

Suncor Refinery Throughput (bbls/d)	415,000 - 445,000
Suncor Refinery Utilization	90% - 96% (3)
Refined Product Sales (bbls/d)	535,000 - 575,000

(1)	At the time of publication, production in Libya continues to be affected by political unrest and therefore no forward-looking production for Libya is factored into the Exploration & Production and Suncor Total Production guidance. Production ranges for Oil Sands operations, Fort Hills, Syncrude and Exploration & Production are not intended to add to equal Suncor Total Production
(2)	Oil Sands operations production includes synthetic crude oil, diesel, and bitumen and excludes Fort Hills PFT bitumen and Syncrude synthetic crude oil production. These ranges reflect the integrated upgrading and bitumen production performance risk.
(3)	Refinery utilization is based on the following crude processing capacities: Montreal - 137,000 bbls/d; Sarnia - 85,000 bbls/d; Edmonton – 142,000 bbls/d; and Commerce City - 98,000 bbls/d.

Suncor's corporate guidance provides management's outlook for 2021 in certain key areas of the company's business. Users of this forward-looking information are cautioned that actual results may vary materially from the targets disclosed. Readers are cautioned against placing undue reliance on this guidance.

For more detail on Suncor's outlook and capital spending plan, see suncor.com/guidance.

For an updated Investor Relations presentation and the third quarter Investor Relations deck, see suncor.com/investor-centre.

Legal Advisory - Forward-Looking Information

This news release contains certain forward-looking information and forward-looking statements (collectively referred to herein as "forward-looking statements") within the meaning of applicable Canadian and U.S. securities laws. Forward-looking statements in this news release include references to: Suncor's expected debt repayment in 2021 of between $500 million and $1.0 billion and a $500 million share repurchase program for the fiscal year 2021 and the basis for these expectations; Suncor's belief that the decisions it made in 2020 will give Suncor the ability to strengthen the balance sheet, increase shareholder returns and invest in its business to grow future funds flow and that it is well-positioned to make significant progress in all of these important areas; Suncor's belief that its debt levels remain reasonable and the basis for such belief; Suncor's expectation that consumer demand, refining margins and commodity prices will continue to recover in 2021; that a final decision on re-starting the construction of the Cogen will be made in 2021; the expectation that Suncor's capital spending program will be between $3.8 and $4.5 billion (sustaining capital of $2.9 to $3.4 billion which includes In Situ well pads), and expectations of where that spending will be directed, and will remain flexible and agile depending on commodity prices and accommodates the potential restart of the Cogeneration Facility; Suncor's expectations around production, including planned average upstream production of 740,000 - 780,000 boe/d and planned ranges for Oil Sands operations (410,000 – 445,000 bbls/d), made up of Synthetic Crude Oil (290,000 – 310,000 bbls/d) and Bitumen (120,000 – 135,000 bbls/d), Suncor's working interest in Fort Hills (65,000 – 85,000 bbls/d), Suncor's working interest in Syncrude (170,000 – 185,000 bbls/d) and Exploration & Production (80,000 – 95,000 boe/d); Suncor's expected Oil Sands operations cash operating costs, projected to be in the range of $26.00 - $28.50 (US $20.00  – $21.95) per barrel; expected Fort Hills cash operating costs, projected to be in the range of $25.00 – $29.00 (US $19.25 – $22.30) per barrel; expected Syncrude cash operating costs, projected to be in the range of $32.00 – $35.00 (US $24.65 – $26.95) per barrel; Suncor's expected Refinery Throughputs (415,000 – 445,000 bbls/d) and Utilization (90% – 96%); Suncor's expected Refined Product Sales (535,000 – 575,000 bbls/d); the expected impacts of planned maintenance, including the five-year major planned maintenance turnaround at Base Plant Upgrader 2 and the largest Syncrude coker; the expectation that Fort Hills will be operated with structurally lower costs and that work will continue with our partners on a plan to operate the asset at nameplate post 2021; the expectation Suncor will take over operatorship of the Syncrude asset by the end of 2021; and the expectation that the interconnecting pipelines between our Base Plant and Syncrude will enter into operation in December and the expected impacts thereof. In addition, all other statements and information about Suncor's strategy for growth, expected and future expenditures or investment decisions, commodity prices, costs, schedules, production volumes, operating and financial results and the expected impact of future commitments are forward-looking statements. Some of the forward-looking statements may be identified by words like "guidance", "outlook", "will", "expected", "estimated", "focus", “planned”, “believe”, "anticipate" and similar expressions.

Forward-looking statements are based on Suncor's current expectations, estimates, projections and assumptions that were made by the company in light of its information available at the time the statement was made and consider Suncor's experience and its perception of historical trends, including expectations and assumptions concerning: the accuracy of reserves and resources estimates; the current and potential adverse impacts of the COVID-19 pandemic, including the status of the pandemic and future waves and any associated policies around current business restrictions, shelter-in-place orders or gatherings of individuals; commodity prices and interest and foreign exchange rates; the performance of assets and equipment; capital efficiencies and cost-savings; applicable laws and government policies; future production rates; the sufficiency of budgeted capital expenditures in carrying out planned activities; the availability and cost of labour, services and infrastructure; the satisfaction by third parties of their obligations to Suncor; the development and execution of projects; and the receipt, in a timely manner, of regulatory and third-party approvals.

Forward-looking statements are not guarantees of future performance and involve a number of risks and uncertainties, some that are similar to other oil and gas companies and some that are unique to Suncor. Suncor's actual results may differ materially from those expressed or implied by its forward- looking statements, so readers are cautioned not to place undue reliance on them.

Assumptions for the Oil Sands operations, Syncrude and Fort Hills 2021 production outlook include those relating to reliability and operational efficiency initiatives that the company expects will minimize unplanned maintenance in 2021. Assumptions for the Exploration & Production 2021 production outlook include those relating to reservoir performance, drilling results and facility reliability. Factors that could potentially impact Suncor's 2021 corporate guidance include, but are not limited to:

•	Bitumen supply. Bitumen supply may be dependent on unplanned maintenance of mine equipment and extraction plants, bitumen ore grade quality, tailings storage and in situ reservoir performance.

•	Third-party infrastructure. Production estimates could be negatively impacted by issues with third- party infrastructure, including pipeline or power disruptions, that may result in the apportionment of capacity, pipeline or third-party facility shutdowns, which would affect the company's ability to produce or market its crude oil.

•	Performance of recently commissioned facilities or well pads. Production rates while new equipment is being brought into service are difficult to predict and can be impacted by unplanned maintenance.

•	Unplanned maintenance. Production estimates could be negatively impacted if unplanned work is required at any of our mining, extraction, upgrading, in situ processing, refining, natural gas processing, pipeline, or offshore assets.

•	Planned maintenance events. Production estimates, including production mix, could be negatively impacted if planned maintenance events are affected by unexpected events or are not executed effectively. The successful execution of maintenance and start-up of operations for offshore assets, in particular, may be impacted by harsh weather conditions, particularly in the winter season.

•	Commodity prices. Declines in commodity prices may alter our production outlook and/or reduce our capital expenditure plans.

•	Foreign operations. Suncor's foreign operations and related assets are subject to a number of political, economic and socio-economic risks.

•	Government Action. This guidance is subject to any production curtailments imposed by the Government of Alberta. Further action by the Government of Alberta regarding production curtailment may impact Suncor’s corporate guidance and such impact may be material.

•	COVID-19 Pandemic: This guidance is subject to a number of external factors beyond our control that could significantly influence this outlook, including the status of the COVID-19 pandemic and future waves, and any associated policies around current business restrictions, shelter-in-place orders, or gatherings of individuals. As a result of the volatile business environment and the uncertain pace of an economic recovery it is challenging to determine the overall outlook for crude oil and refined product demand, which remains dependent on the status of the COVID-19 pandemic.

The MD&A, together with Suncor's most recently filed Annual Information Form, Form 40-F and Annual Report to Shareholders and other documents Suncor files from time to time with securities regulatory authorities describe the risks, uncertainties, material assumptions and other factors that could influence actual results and such factors are incorporated herein by reference. Copies of these documents are available without charge from Suncor at 150 6th Avenue S.W., Calgary, Alberta T2P 3E3; by email request to invest@suncor.com; by calling 1-800-558-9071; or by referring to suncor.com/FinancialReports or to the company's profile on SEDAR at sedar.com or EDGAR at sec.gov. Except as required by applicable securities laws, Suncor disclaims any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Non-GAAP Financial Measures

Oil Sands operations cash operating costs, Fort Hills cash operating costs and Syncrude cash operating costs are not prescribed by Canadian generally accepted accounting principles ("GAAP"). These non-GAAP financial measures are included because management uses the information to analyze business performance, including on a per barrel basis, as applicable, and it may be useful to investors on the same basis. These non-GAAP financial measures do not have any standardized meaning and, therefore, are unlikely to be comparable to similar measures presented by other companies. These non-GAAP financial measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. These non-GAAP financial measures are defined in the Non-GAAP Financial Measures Advisory section of the MD&A and, for the period ended September 30, 2020, are reconciled to the comparable GAAP measure in the MD&A. Oil Sands operations cash operating costs of $26.00 - $28.50 (US $20.00  – $21.95) per barrel is based on the assumptions that: (i) Suncor will produce 410,000 - 445,000 bbls/d at Oil Sands operations (of which 290,000 - 310,000 bbls/d will be synthetic crude oil and 120,000 – 135,000 will be bitumen); and (ii) natural gas used at Suncor's Oil Sands operations (AECO - C Spot ($CAD)) will be priced at an average of $2.50/GJ over 2021. Fort Hills cash operating costs of $25.00 – $29.00 (US $19.25 – $22.30) per barrel is based on the assumptions that: (i) Fort Hills production (net to Suncor) will be 65,000 – 85,000 bbls/d; and (ii) natural gas used at Fort Hills (AECO - C Spot ($CAD)) will be priced at an average of $2.50/GJ over 2021. Syncrude cash operating costs of $32.00 – $35.00 (US $24.65 – $26.95) per barrel is based on the assumptions that: (i) Syncrude will produce 170,000 - 185,000 bbls/d of synthetic crude oil (net to Suncor); and (ii) natural gas used at Syncrude (AECO - C Spot ($CAD)) will be priced at an average of $2.50/GJ over 2021. The Syncrude cash operating costs per barrel and Fort Hills cash operating costs per barrel measures may not be fully comparable to similar information calculated by other entities (including Suncor's Oil Sands operations cash operating costs per barrel) due to differing operations.

Suncor Energy is Canada's leading integrated energy company. Suncor's operations include oil sands development and upgrading, offshore oil and gas production, petroleum refining, and product marketing under the Petro-Canada brand. A member of Dow Jones Sustainability indexes, FTSE4Good and CDP, Suncor is working to responsibly develop petroleum resources while also growing a renewable energy portfolio. Suncor is listed on the UN Global Compact 100 stock index. Suncor's common shares (symbol: SU) are listed on the Toronto and New York stock exchanges.

For more information about Suncor, visit our website at suncor.com and follow us on Twitter @Suncor

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